1. Business

SEA OTTER SECURITIES GROUP, L.L.C. ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"). The Company commenced operations on July 27, 2015. The Company is engaged primarily in market making in ETFs' on the ARCA Exchange. The Company is wholly-owned by Sea Otter Holdings L.L.C. ("Parent").

The Company does not hold funds of securities for customers and does not carry accounts of customers.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its cash balances at a financial institution. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Receivable from and Deposit with Clearing Firm

The Company clears all of its proprietary and market making trades through its clearing broker Merrill Lynch Professional Clearing ("The Clearing Broker"). Receivable from and deposit with the Clearing Broker includes cash of $ 9,505,000, and amounts receivable or payable for unsettled transactions of $ 1,701. Cash and securities are maintained on deposit with the Clearing Broker, which represents the minimum balance required to be maintained in order to utilize its services. These balances are presented net (assets less liabilities) across balances with the Clearing Broker. The minimum deposit balance of $50,000 held at the Clearing Broker, in the form of preferred shares and is subject to withdrawal restrictions.

As of December 31, 2015, all securities owned are carried at fair value based upon quoted market prices. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.
There are no Level 2 or Level 3 securities held as of December 31, 2015.

Fair Value Disclosure Table

Description	Level 1	Level 2	Level 3	Total
Securities owned at fair value	$ 2,618,765	0	0	$ 2,618,765
Securities sold not yet purchased	$ 6,045,521	0	0	$ 6,045,521

Property, Plant and Equipment

Property, Plant and Equipment are carried at cost less accumulated depreciation. The assets are depreciated over the estimated useful lives of 3 years, using the straight-line method.

Computer equipment cost	$ 38,459
Accumulated depreciation	$ 8,395
Net	$ 30,064

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contract prices, and thereby, creates a liability to purchase the security in the market at prevailing prices. Such securities are recorded as liabilities in the Statement of Financial Condition at fair value on a trade date basis. There is an element of off-balance sheet risk in that if these securities increase in value, it will be necessary to purchase the securities at an amount in excess of the obligation reflected on the Statement of Financial Condition.

Fair Value

The Company measures its securities at fair value in accordance with FASB, ASC 820 *Fair Value Measurement*. U.S. GAAP establishes a hierarchy for inputs used in measuring Fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable Inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Partnership's assumptions about the factors market participants would use in valuing the investment based on the best information in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follow:

Level 1) Valuations based on unadjusted quoted prices in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data by correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.
The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the management in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when valuation inputs are not readily available, the Company's own assumptions are used to reflect those that market participants would use in pricing the asset or liability at the measurement date, including during periods of market volatility.

Revenue Recognition

The Company recognizes income from trading activities on a trade date basis. From time to time, there are nominal intercompany transactions incurred between the Company and an affiliate. For the year ended December 31, 2015, income earned by the Company amounted to $ 1,076,543.

Interest income is accounted for on the accrual basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure or contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member disregarded limited liability company. The member is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal or state income taxes is included in the accompanying financial statements.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgement is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefis. There are currently no income tax returns under audit.

3. Related Party Transactions

The Company is committed to two operating leases for its office space.
The first lease is based on a month-to-month agreement, in which the Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense, $600, remains the same, as based on the lease agreement. The Company's additional lease requires the Company to pay $2,000 per month through December 31, 2017. Future lease payments under this lease are as follows:

2016	$ 24,000
2017	$ 24,000
Total	$ 48,000

Rent expense amounted to $7,800 for the period July 27, 2015 through December 31, 2015, and is included in the Statement of Operations.

4. Significant Risk Factors

In the normal course of business, the Company engages in various securities trading activities on various exchanges. Trading activities mainly serve to provide liquidity for market participants. These financial instruments are subject to, but not limited to, the following risks:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of positions in times of extreme volatility and financial stress at a reasonable price.

5. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the company maintain minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had regulatory net capital of approximately $6,457,341, which was approximately $6,357,341 in excess of the minimum regulatory net capital requirement of $100,000. The ration of aggregate indebtedness to regulatory net capital of the Company was .08 to 1.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.